Exhibit 1.2.

Organization Regulations of UBS AG

Based on art. 716b of the Swiss Code of Obligations and art. 24 of the Articles of Association of UBS AG, the Board of Directors has issued the following Organization Regulations on 12 February 2002

The “Appendix” (Authorities, Part 1 and 2) is an integral part of these Organization Regulations.

Organization Regulations	page 1

I.	The Board of Directors

Art. 1	Constitution

1The Board of Directors constitutes itself in the last meeting preceding (subject to approval of elections at the AGM) or the first meeting following the Annual General Meeting of Shareholders).

2The Board elects its Chairman and one or more Vice Chairmen, and appoints its Secretary.

Art. 2	Meetings and invitations to convene

1The Board meets as prescribed by art. 21 of the Articles of Association.

2Except in urgent cases the invitations to the meeting, together with the agenda, are sent to the directors at least one week before the date of the meeting.

3As a rule, the members of the Group Executive Board participate in board meetings in an advisory capacity. The presiding director decides where exceptions will be made. Together with the President of the Group Executive Board (President), the presiding director determines whether other persons may attend.

Art. 3	Decisions and minutes

1The Board takes its decisions as prescribed by art. 22 of the Articles of Association. Directors may participate in meetings via telephone or video. They are counted as present in such cases.

2In urgent cases decisions may be taken via circular mail. Such decisions are only valid when all directors are sent the text of the resolution, when more than two thirds of the directors cast a vote, and when the absolute majority of directors voting approve the resolution submitted to them. Any dissenting director is entitled to request a meeting to be convened. In such a case the decision via circular mail is not valid.

3Minutes are kept of decisions taken by the Board and are signed by the presiding director and the secretary.

Art. 4	Functions and authorities

1The functions and authorities of the Board are based on the provisions contained in arts. 23–28 of the Articles of Association. All details are governed in the “Appendix”.

2The Board of Directors establishes detailed rules about its working methods and the individual rights of its members in a special Charter.

Art. 5	Term of office

A director who has reached the age of seventy automatically retires from the Board with effect from the next Annual General Meeting of Shareholders.

II.	The Chairman’s Office

Art. 6	Composition

The Board of Directors establishes a Chairman’s Office, composed of the Chairman and one or more Vice Chairman.

Organization Regulations	page 2

Art. 7	Meetings

1As a rule the Chairman’s Office meets at least four times a year together with members of the Group Executive Board to deal with strategic and other fundamental issues. The President of the Group Executive Board normally also participates at additional meetings held by the Chairman’s Office. The Chairman may invite other members of the Group Executive Board and internal or external specialists to participate for special purposes. The president and the members of the Group Executive Board participate in an advisory capacity.

2The Chairman or an executive Vice Chairman participate in the meetings of the Group Executive Board. Such participation serves to ensure that the Board is apprised of current developments and permits the exercise of the supervisory and control functions of the Board and its responsibility for the ultimate direction of the company. The Chairman or an executive Vice Chairman participate in these meetings in an advisory capacity.

Art. 8	Decisions and minutes

The presence of the Chairman and one Vice Chairman is required for resolutions to be passed at meetings of the Chairman’s Office. Details are ruled in the Charter of the Board of Directors.

Art. 9	Functions and authorities

1The authorities of the Chairman’s Office are governed in detail in the “Appendix” and in the Charter of the Board of Directors. Together with the Group Executive Board the Chairman’s Office assumes overall responsibility for the development of the Group’s strategies.

2As an exception, urgent decisions falling within the authority of the Board of Directors may be taken by the Chairman’s Office. Such decisions are to be brought to the attention of the Board of Directors at its next meeting. This regulation shall not apply to such functions and duties of the Board of Directors which, pursuant to art. 716a of the Swiss Code of Obligations, are non-transferable and inalienable.

3The credit approval authorities of the Chairman’s Office can be delegated to an executive Vice Chairman who brings his decisions to the next meeting of the Chairman’s Office for information. Extraordinary cases will be submitted to circular approval by all members of the Chairman’s Office.

III.	The Board of Directors’ Committees

Art. 10	Appointment and authorities

1The Board of Directors appoints the following Committees:

a)	Audit Committee

b)	Audit Supervisory Board

c)	Compensation Committee

d)	Nomination Committee

e)	Corporate Responsibility Committee

2The Board of Directors establishes a Charter for each of these Committees which defines the composition of the Committee, its authorities and the working method. It may appoint additional committees if deemed necessary.

Organization Regulations	page 3

IV.	The Chairman of the Board of Directors (Chairman)

Art. 11	Functions

1The Chairman – or in his absence one of the Vice Chairmen – presides over the meetings of the Board of Directors and the General Meeting of Shareholders.

2The Chairman, on behalf of the Board of Directors, exercises ongoing supervision and control over the Group Executive Board. The Chairman is responsible for providing information to the Chairman’s Office and the Board of Directors that is relevant to their function.

3He assumes a leading role in mid- and long-term strategic planning, the selection and supervision of top-level management, corporate culture and corporate responsibility issues, global compensation principles, mid-term succession planning, and the definition of the Group’s risk appetite and risk limit structure. Together with the President of the Group Executive Board he is responsible for public affairs and the Group’s overall image.

4Group Internal Audit reports directly to the Chairman of the Board.

Art. 12	Authorities

The Chairman of the Board of Directors and the executive Vice Chairmen may demand information about any matters relating to the Group, and examine reports, proposals and minutes of meetings of the Group Executive Board, the Functional Areas and Committees of the Corporate Center, the Business Groups and the Divisions.

V.	The Group Executive Board

Art. 13	Composition

The Group Executive Board consists of its President and at least three other members.

Art. 14	Meetings, decisions, minutes

1As a rule, the Group Executive Board meets at least once every month. Extraordinary meetings will be held as required or at the request of a member.

2A quorum is constituted when at least three members of the Group Executive Board are present, or can be reached for discussion and voting. For voting on matters of fundamental importance, however, two thirds of the members, including the member responsible for the area concerned, must attend.

3Decisions are taken by the absolute majority of the members present. In case of a tie the presiding officer has the casting vote.

4Minutes are kept of decisions taken by the Group Executive Board and are signed by the presiding officer and the recording secretary. They are taken as approved if no comment is made on them in the next meeting. They shall be sent to the members of the Group Executive Board, to the executive members of the Board of Directors, and are made available for inspection to the non-executive members of the Board of Directors.

Organization Regulations	page 4

Art. 15	Functions and authorities

1The Group Executive Board has the executive management responsibility for the company. Together with the Chairman’s Office it assumes overall responsibility for the development of the Group’s strategies. It is responsible for the implementation and results of those strategies. It ensures cooperation and unity within the Group across Business Group lines.

2The authorities of the Group Executive Board are governed in detail in the “Appendix”, based on article 30 of the Articles of Association. The Group Executive Board prepares the proposals which have to be submitted to the Chairman’s Office and the Board of Directors for approval and supports the decision making process. It regularly informs the Board of Directors on the Group’s business development.

3The Group Executive Board may wholly or partially delegate approval authorities to one of its members or another officer of the Group.

Art. 16	The Group Executive Board as Risk Council

The Group Executive Board assumes the responsibilities of a Risk Council. It is responsible for implementing the Risk Management and Control Principles, for approving the core risk policies as proposed by the Group Chief Risk Officer and/or the Group Chief Credit Officer, for allocating risk limits to the Business Groups within the overall approved framework and for managing the risk profile of the Bank as a whole.

Art. 17	The President

1The President assumes the leadership of the Group Executive Board and presides over its meetings. He is responsible, together with the Group Executive Board, for the development of the Group and Business Group strategies and for the implementation of strategic decisions.

2He ensures that matters relating to the Group are dealt with, supervises the management of the Business Groups and ensures the alignment of Business Group’s activities and interests as well as the exploration and exploitation of synergies across the Group. He is responsible for ensuring that decisions are taken in a timely fashion, and for supervising their implementation.

3The President is Head of the Corporate Center and in this capacity is responsible for the Group’s Finance and Risk Control Functions, for Communication and Marketing, Group Legal Services, Human Resources and Management Development. He directs the Group’s financial management, the implementation of group-wide independent risk control and the group-wide controlling processes. In consultation with the Chairman of the Board of Directors he assumes responsibility for the image of the Group as a whole.

4He ensures that the Chairman’s Office and the Board of Directors are informed in a timely and appropriate manner.

5The President has an all-encompassing right to information and examination regarding all matters handled by the Business Groups. He has veto power over any decisions taken by any management body. A veto has the effect of suspending the decision until the matter is decided by the Group Executive Board.

VI.	The Business Groups

Art. 18	Organization of business activities

1The Group’s business activities are organized into Business Groups, which in turn are broken down into Divisions and/or Business Areas.

Organization Regulations	page 5

2The structure and assignment of activities are reflected in the basic organizational structure of the Group. Details about responsibilities, functions and authorities are governed in the “Appendix” to these Organization Regulations and in the Business Group Regulations.

Art. 19	The CEO of the Business Group

1The CEO of the Business Group is responsible for the implementation of the business strategy within his Business Group and for the implementation of the decisions taken by the Board of Directors, the Chairman’s Office and the Group Executive Board.

2He has overall responsibility for the Business Group and its management and is accountable for its results.

Art. 20	Responsibilities

1The Business Groups are responsible for the management of the business, of resources, logistics and all risks within their respective area of responsibility. At shared locations the Group Executive Board assigns all or part of logistics and resources responsibilities to the most suitable Business Group.

2Management structure, responsibilities and accountability in the areas of risk management, reporting, communication, internal and external information, human resources, legal and compliance issues are governed in the Business Group Regulations, based strictly on the principles established by the Group.

VII.	The Corporate Center

Art. 21	Functions and organization

1The Corporate Center works with the Business Groups to ensure long-term maximization of shareholder value.

2It assumes responsibility in the financial management of the Group, in maintaining an appropriate balance between risk and returns, in managing effective communication with all stakeholders, in positioning the Group as employer of choice and in coordinating activities critical for the Group’s reputation.

3The Group Chief Risk Officer and the Group Chief Credit Officer have group-wide responsibility for the Risk functions. The Group Controller has group-wide responsibility for financial control functions. The Group General Counsel has group-wide responsibility for legal matters.

Art. 22	Functional directive and controlling authority

The heads of the Functional Areas of the Corporate Center have functional directive and functional controlling authority throughout the Group.

Organization Regulations	page 6

VIII.	Region and Country Heads, Representatives and Permanent Advisors

Art. 23	Appointment

Upon recommendation of the Business Groups, the Group Executive Board appoints Region and Country Heads, Representatives who assume functions for more than one Business Group, as well as the permanent advisors of the Group.

IX.	Group Internal Audit

Art. 24	Organization

1Group Internal Audit performs the Group’s internal audits.

2The guidelines for the activities of Group Internal Audit are contained in a special set of regulations.

3The Chairman’s Office may order special audits to be conducted. Individual members of the Board of Directors may submit requests for such audits to the Chairman’s Office. If there is any doubt about whether such a request is justified, the question is submitted to the Board of Directors by the presiding director.

4The members of the Group Executive Board, with the agreement of the Chairman of the Board of Directors, may instruct Group Internal Audit to conduct special audits.

Art. 25	Functions and authorities

1Group Internal Audit monitors compliance with the legal and regulatory requirements and with the provisions of the Articles of Association, as well as with internal directives and guidelines within the organizational units of the parent company and the group companies. In doing so, it specifically verifies or assesses whether the internal controls are commensurate with the risks and are working effectively, whether activities within the Group are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and the information is reliable.

2Group Internal Audit possesses unrestricted auditing rights within the parent company and the group companies; it has access at all times to all accounts, books and records. It must be provided with all information and data needed to fulfill its auditing duties.

Art. 26	Reports

1Group Internal Audit is independent in its reporting and is not subject to any instructions.

2Group Internal Audit addresses its reports with major issues ultimately to the Chairman of the Board of Directors. The procedure employed for this and the list of other recipients of its audit reports are described in the regulations governing Group Internal Audit.

3Audit issues of less significant importance are brought to the attention of the appropriate level of management.

4The Chairman of the Board of Directors and the President shall inform the Chairman’s Office and the Board of Directors in an appropriate manner of any findings of Group Internal Audit which raise questions of fundamental importance or reveal serious weaknesses.

5The Chairman of the Board of Directors shall also inform the Board of Directors of the results of special audits performed at the request of individual board members.

Organization Regulations	page 7

6The members of the Board of Directors and of the Group Executive Board shall receive the annual activity report of the Head of Group Internal Audit for review. This report is to be discussed at a meeting of the Board of Directors.

X.	Signatures

Art. 27	Authority to sign

1The following persons are authorized to sign, jointly with another authorized signatory:

a)	The members of the Chairman’s Office

b)	The members of the Group Executive Board

c)	The members of the Group Managing Board

d)	Managing Directors, Executive Directors and Directors or senior staff with equivalent ranks

e)	Associate Directors, in Division Private and Corporate Clients Chefprokuristen, Prokuristen and Handlungsbevollmächtigte.

2The authority to sign for the parent company encompasses:

a)	all branches of UBS AG worldwide for the members of the Chairman’s Office, the Group Executive Board and the Group Managing Board

b)	the respective Business Area and jurisdiction for all other signatories.

3The Group General Counsel issues a Group Directive, ruling all details, including but not limited to extended signature authorities, exceptions to the joint signature authority, dual signature authorities and the authority of signatories of the parent company to sign for subsidiaries and vice versa. Group Companies (subsidiaries) shall establish their respective rules, according to local legal and regulatory provisions.

Art. 28	Form of signature

All authorized signatories sign by adding their signature to the name of the Corporation or the respective subsidiary.

XI.	General provisions

Art. 29	Abstention

In the decision making process, members of the Board of Directors, the Group Executive Board, the Business Group Boards and executive management are obliged to abstain from discussions and decisions on transactions or other matters involving a potential conflict of interest. Rules for abstention in individual transactions will be established by the Business Groups.

Organization Regulations	page 8

XII.	Amendments

Art. 30	Amendments

The members of the Board of Directors must be notified in writing of any proposals for the amendment of the Organization Regulations at least one week before the proposals are to be discussed.

XIII.	Entry into force, implementing provisions

Art. 31	Entry into force, implementing provisions

1These Organization Regulations entered into force on 18 February 2002.

2The Group Executive Board shall enact rules for the implementation of these regulations if deemed necessary.

UBS AG

Marcel Ospel	Alberto Togni

Chairman	Vice Chairman

Appendix to the Organization Regulations Authorities

Part 1 General Issues

This “Appendix” is an integral part of the Organization Regulations. It has been approved by the Board of Directors of UBS AG on 12 February 2002.

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Table of Contents

1.	Organization

2.	Strategy

3.	Personnel and Compensation

4.	Auditing

5.	Other Matters

Abbreviations

A	Approval	GMB	Group Managing Board

AGM	Annual General Meeting of Shareholders	I	Information

BoD	Board of Directors	MD	Managing Director (or equivalent)

CEO UBSW	Chief Executive Officer UBS Warburg	OR	Organization Regulations

D	Director	P	Proposal

ED	Executive Director	PGEB	President of the Group Executive Board

GEB	Group Executive Board	X	Authority attributed

GIA	Group Internal Audit

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1. Organization

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

1.1. Legal structure

1.1.1. Articles of Association	A*					*) to be submitted to the AGM for approval

1.1.2. Organization Regulations and Appendix delineating authorities	A	P	P

1.1.3. Business Group Regulations and Regulations of Corporate Center		A	P	P	P

1.1.4. Business Regulations of Divisions and Business Units / Business Areas			A	P	P

1.2. Organizational structure

1.2.1. Election of the Chairman’s Office and of the Secretary to the Board of Directors	X

1.2.2. Election of the Chairman and the members of the BoD’s Committees	A	P

4

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

1.2.3. Basic organizational structure of the Group	A	P	P			Definition of basic structure (Business Groups)

1.2.4. Organizational structure of the Business Groups and the Corporate Center			A	P	P

1.2.5. Special Committees for Group purposes Definition of mission and appointment of members			A	P	P

1.2.6. Other structures				A	A

5

2. Strategy

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

2.1. Group strategy	A	P	P

2.2. Business Group and Corporate Center strategies		A	P	P	P

6

3. Personnel and Compensation

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

3.1. Appointments, removals and title ratification

3.1.1. Appointments and removals for senior management functions:

3.1.1.1. Group Executive Board	A	P

3.1.1.2. Group Managing Board		A	P

3.1.1.3. Non-GMB Members of Business Group Executive Committees			A		P

3.1.1.4. Members of Division and Business Area Managements				A	A

3.1.2. New Hire, title ratification and removal (firing) for MD (or equivalent)
Hiring (including assurance of rank) and removal				A	A
Title ratification / promotion			A	P	P

3.1.3. New Hire and removal / firing for ED, D and other management				A	A	Can be further delegated
Title ratification / promotion				A	A	Can be further delegated

7

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

3.1.4. Appointment and removal of Head of Group Internal Audit	A	P
Appointment and promotions of Managing Directors of Group Internal Audit		A

3.1.5. Appointment of region and country heads, representatives and permanent advisors according to art. 23 OR			A		P

3.2. Compensation

3.2.1. Compensation policy	A	P	P

3.2.2. Compensation system BoD	A	P

3.2.3. Compensation BoD members – executive members – non-executive members	X: Compensation Committee A	P: Compensation Committee

3.2.4. Compensation system – for GEB members – for GMB members	A: Compensation Committee	P A	P:PGEB

3.2.5. Compensation – for GEB members – for-GMB members	A: Compensation Committee	P: Chairman X: Chairman + President

8

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

3.2.6. Compensation for direct reports of GEB members			A:PGEB	P	P

3.2.7. Compensation Head of Group Internal Audit		X

3.2.8. Other compensation				X	X	Can be further delegated

3.2.9. Setting of final annual bonus pools for Business Groups		A	P

3.3. Retirement benefit plans

3.3.1. Setting Group retirement benefit plans		A	P

3.3.2. Appointment of the Board members (employer’s representatives) of the pension trusts		A	P

3.3.3. Approval of principles governing retirement benefit plans	A		P

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4. Auditing

				Corporate	Business
	BoD	Chairman's Office	GEB	Center	Groups	Remarks

4.1. External audit

4.1.1. Appointment of Group and Statutory auditors	A*		P			*) Proposal to be submitted to the AGM for approval. Preparation of the nomination supported by GEB, Audit Committee and Group Internal Audit

4.1.2. Approval of Group and Statutory Reports on financial statements	A		P			Preparation for submission to AGM

4.2. Internal audit

4.2.1. Appointment of the Head of Group Internal Audit (GIA)	A	P

4.2.2. Determination of GIA activities		X	I

4.2.3. GIA activity report	A	P	I

4.2.4. Individual internal audit reports		X	X	X	X	Circulation among units /persons involved/concerned

4.3. Audit Committee

4.3.1. Regulations on Audit Committee	A	P

4.3.2. Appointment of members and Chairman of Audit Committee	A	P: Chairman BoD

10

5. Other Matters

				Corporate	Business
All amounts in CHF millions	BoD	Chairman's Office	GEB	Center	Groups	Remarks

5.1. Litigation / settlements

5.1.1. Notification about litigations initiated against the Group and claims lodged		>25	25		10	Information of other Bodies (e.g. BoD) required, irrespective of amounts claimed, in cases with high reputational risk

5.1.2. Authorization to initiate litigations and to conclude settlements	>100	100	50	20	20

5.2. External mandates*						* Political mandates and mandates on a private basis do not require approval, but notification (Group regulation CF/-/006)

5.2.1. of members of the Chairman’s Office	A

5.2.2. of members of the BoD		I

5.2.3. of members of the GEB		A

5.2.4. of members of the GMB			A

5.2.5. of other staff				A	A

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				Corporate	Business
All amouts in CHF millions	BoD	Chairman's Office	GEB	Center	Groups	Remarks

5.3. Initiation of Bank projects

5.3.1. Initiation of bank projects with projected aggregate costs (investment, internal and external expenses, including operating expenses for the first year of operation) amounting to		>100	100	50	50

5.4. Individual mandates of management consultancy services bought externally	>2	2	2	Definitions:

						An individual mandate is the total of all efforts contributing to one project or assignment, regardless of single contracts (e.g. assignment to several consultants, multiphasing contracts, contracts for subtasks)

						Management consultancy services include all services from external providers to support management in decision-making or project related tasks, excluding IT related services.

						Mandates to the Group External Auditors for consultancy services are subject to a special approval process, which includes the Audit Committee.

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				Corporate	Business
All amouts in CHF millions	BoD	Chairman's Office	GEB	Center	Groups	Remarks

5.5. Purchase and sale of broker and broker-dealer licenses			A

5.6. Warrant issues on UBS shares				I	CEO UBSW

UBS AG

Marcel Ospel Chairman of the Board of Directors	Alberto Togni Vice Chairman of the Board of Directors

Appendix to the Organization Regulations Authorities

Part 2 Finance and Risk

This “Appendix” is an integral part of the Organization Regulations. It has been approved by the Board of Directors of UBS AG on 12 February 2002.

Table of Contents

1.	Planning and Reporting

2.	Capitalization and Funding

3.	Risk Management and Control

4.	Participations / Investments

5.	Group Companies

Abbreviations

A	Approval	I	Information

AGM	Annual General Meeting of Shareholders	P	Proposal

AoA	Articles of Association	PCC	Private & Corporate Clients division

BoD	Board of Directors	PCE	Potential Credit Exposure

CRE	Corporate Real Estate	PGEB	President of the Group Executive Board

GC	Group Companies	SPE	Special Purpose Entity

GCCO	Group Chief Credit Officer	UBS PW	UBS PaineWebber

GCRO	Group Chief Risk Officer	UBSW	UBS Warburg

GEB	Group Executive Board	VaR	Value at Risk

GGC	Group General Counsel	X	Authority attributed

1.  Planning and Reporting

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

1.1. Planning

1.1.1. Mid-term financial and business planning, definition of targets and Terms of Reference	I	A	P	P	P

1.1.2. Annual budget of the Group	A		P

1.2. Reporting

1.2.1. Consolidated and parent company annual financial statements	A		P

1.2.2. Annual Report Concept, general guidelines Editing Sign-off	A	A A P	P A P	P

1.2.3. Quarterly financial statements	A		P

1.2.4. Quarterly reports	I		A	P

1.2.5. Monthly financial statements		I	A	P

1.2.6. Quarterly Risk Report	A		P

2.  Capitalization and Funding

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

2.1. Share Capital and UBS shares

2.1.1. Increase, decrease of share capital, creation of conditional and authorized capital	A*		P			*) to be submitted to the AGM for approval (amendment of AoA)

2.1.2. Use of authorized and conditional capital (through rights issues, employee share schemes etc.)	A		P

2.1.3. Listing and de-listing of UBS shares	A		P

2.2. Treasury Shares

2.2.1. Treasury stock policy	A		P

2.2.2. Sale, purchase of own shares as treasury stock (incl. derivatives)			I	A

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

2.3. Regulatory Capital

2.3.1. Issue of tier 1 capital (other than common stock) issued by the parent company			A	P

2.3.2. Repurchase and redemption of tier 1 capital (other than common stock and Bearer Participation Certificates) issued by the parent company)				X

2.3.3. Issue, repurchase and redemption of tier 2 and 3 capital				X

2.4. Allocation of Capital

2.4.1. Capital determination and allocation method		I		X

2.4.2. Allocation to Business Groups		I	A	P

2.4.3. Allocation within Business Groups			I		A	Proposal by Divisions/ Business Units

2.5. Internal Legal Lending Limit

2.5.1. Setting of legal lending limit (Group and parent bank)			A	P

2.5.2. Setting of available excess capital (Group)			A	P

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

2.5.3. Release of available excess capital (Group)		I	A	P

2.6. Debt Issues *						* Contractual terms to be submitted to the GCC.

2.6.1. Conditions for debt capital market issues (annual issue volumes, guarantees)	I		A	P

2.6.2. Management and coordination of the Group’s funding activities				X

2.6.3. Establishment and structural changes (e.g. increase) of debt programs and CD-/CP-programs (including eventual parent guarantee)				X

2.6.4. Issue, repurchase, early redemption of notes, bonds and other securities with similar characteristics[1] on a stand-alone basis as well as under debt programs				X		Raising of debt through the parent company or other Group companies. In case of issues through subsidiaries the authority also covers an eventual parent guarantee.

2.6.5. Issue of asset backed securities through group companies			A		P	Proposals to be submitted to Group Treasury for sign-off.

[1]	Including e.g. notes and bonds with conversion rights or warrants attached on already issued UBS shares or on securities of other companies; notes and bonds linked (coupon and/or redemption amount variable) to the performance of an index, a stock, a currency or the credit of a company (“CLN”) etc.

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

2.7. Group foreign exchange management

2.7.1. Group foreign exchange policy (non-trading FX exposures)	I		A	P

2.7.2. Setting limits			A	P

2.7.3. Management and reporting				X

2.8. Group liquidity management

2.8.1. Group liquidity policy	I		A	P

2.8.2. Setting limits			A	P

2.8.3. Management and reporting				X

2.9. Group interest rate management

2.9.1. Group interest rate policy (non-trading interest rate exposures)	I		A	P

2.9.2. Setting limits			A	P

2.9.3. Management and reporting				X

3.  Risk Management and Control

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

3.1. Risk philosophy and risk guidelines

3.1.1. Risk management and control principles	A	P	P

3.1.2. Group risk limits and risk capacity	A	P	P			e.g. Group VaR and Stress loss limits

3.2. Risk management and control

3.2.1. Implementation of risk management and control principles			X	X

3.2.2. Risk identification				X

3.2.3. Risk measurement			A	P

3.2.4. Risk policy: – Setting major risk policies and making significant changes thereto – Setting other risk policies and making other changes	I	A	P A	P P	All risk categories Determination of what is “major” and “significant” at the discretion of the GCRO/GCCO/GGC.

Policies to specify limits other than those allocated from Group limits (3.1.2.), and authorities for approving such limits, exceptions etc.

		Chairman's		Corporate	Business
	BoD	Office	GEB	Center	Groups	Remarks

3.2.5. Risk reporting (Monitoring and reporting developments and concentrations of risks)	I		X	X

3.2.6. Risk control (process and enforcement of policies and limits)				X

3.3. Market risk management and control

3.3.1. Definition and allocation of limits to Business Groups			A	P		e.g. Group risk limits and risk capacity, e.g. VaR and Stress loss limits

3.3.2. Risk controlling process				X

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4. Credit risk management and control							Credit authorities are on an ad-personam basis and are subject to Credit Risk Policies as approved by the GEB and/or the GCCO and as published on BankWeb.

3.4.1. Global Ceilings

3.4.1.1. Global ceiling for counterparty groups		>3,500	3,500

[2]	Authority may be delegated to an Executive Vice Chairman (article 9 para 3 of the Organization Regulations). Delegation executed as per decision of the Chairman’s Office on 9 August 2001.

[3]	Authority may be wholly or partially delegated (article 15 para 3 of the Organization Regulations). Full delegation to the Group Chief Credit Officer approved by GEB on 5 December 2001. Nominations of deputies for the GCCO and the Business Group CEOs in case of absence must be approved by the GEB.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.2. Take and Holds[4]					*		Take and Hold positions include Banking Products and Traded Products (PCE, Repo/ ETD)

3.4.2.1. Corporates, brokers, investment banks, funds, insurance companies, public finance and structured transactions							In determining the appropriate authority level, private equity positions must also be taken into consideration.
Rating C1 – C2 Rating C3 – C4 Rating C5 – C6 Rating C7 – C9 Rating D0 – D1 Rating D2 – D4	>4,000 >3,000 >1,500 >750 >250 >150	4,000 3,000 1,500 750 250 150	2,000 1,500 600 300 125 75	750 500 300 150 75 25	750 500 300 150 75 25	Loans which will be held to maturity but are committed conditional on execution of credit hedges in compliance with GCCO approved policy must be pre-approved in line with temporary asset level of authorites.
* In the case of UBS PW these authorities are only available for unsecured and secured derivatives exposures, and/or for secured lending. Authorities for unsecured lending are capped at CHF 25 Mio.

3.4.2.2. Regulated Savings and Commercial Banks (incl. Central Banks)							See remarks above
Rating C1 – C2 Rating C3 – C4 Rating C5 – C6 Rating C7 – C9 Rating D0 – D1 Rating D2 – D4		>4,000 >3,000 >1,500 >750 >250 >150	4,000 3,000 1,500 750 250 150	2,000 1,500 600 300 125 75	5,000 250 100 0 0 0	500 250 100 0 0 0

[4]	For Take and Hold Decisions the Business Group CEOs (respectively their deputies) may only exercise their credit authority jointly with the Business Group CCO. In case of disagreement, proposals must be escalated through the GCCO to the PGEB.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.2.3. Private Individuals and privately owned Investment Companies

– unsecured
– against marketable eligible
   collateral*
– against non-marketable eligible
   collateral*
– owner occupied residential
   Real Estate
– other Real Estate
>50 >500 >250 >50 >250	50 500 250 50 250	20 300 200 20 150	20 300 200 20 150	20 300 200 20 150	*Non-marketable eligible collateral includes single-stock, Standby Letter of Credit, covered guarantees and repurchase value of life insurance policies.

These authorities apply to lending as well as margin limits.

3.4.2.4. Principal Finance Rating C1 – C2 Rating C3 – C4 Rating C5 – C6 Rating C7 – C9 Rating D0 – D1 Rating D2 – D4	>4,000 >3,000 >1,500 >750 >250 >150	4,000 3,000 1,500 750 250 150	2,000 1,500 600 300 125 75	Take and Hold applies to all exposures where the expected final hold period exceeds 6 months. Amounts apply to both individual as well as pooled assets.

Authorities subject to Principal Finance Credit Risk Policy and to market risk approval.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.3. Temporary Exposures				*	**

3.4.3.1. Corporates, brokers, investment banks, funds, insurance companies, public finance and structured transactions

Rating C1 – C2
Rating C3
Rating C4
Rating C5
Rating C6
Rating C7 – C8
Rating C9
Rating D0
Rating D1
Rating D2
Rating D3
Rating D4
>8,000 >6,000 >5,500 >4,000 >3,000 >2,500 >2,000 >1,500 >1,000 >750 >750 >750	8,000 6,000 5,500 4,000 3,000 2,500 2,000 1,500 1,000 750 750 750	7,200 5,600 4,800 3,200 2,400 1,600 1,200 640 480 320 240 160	1,200 800 800 400 400 200 200 75 75 25 25 25	1,500 1,000 1,000 500 500 250 250 100 100 50 50 50	This authority may be exercised in addition to take-and-hold authorities. Temporary exposures include all exposures which are undertaken with the inten-tion and clear commitment to immediately syndicate and/or sell (max. 180 days) and hence are subject to tradable asset treatment and to a “mark-to-market” valuation. They include all Loan Under-writing Commitment subject to sell down and/or subject to credit hedging, Tradable Asset positions and Security Underwritings.

* amounts are based on USD at exchange rate 1.60. In case that USD deviated for then 10%, USD authority amounts will be changed.

** In the case of UBS PW these authorities are only available for the Securities Underwriting activity, typically in the area of Tax-Exempt Bonds.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.3.2. Regulated Savings and Commercial Banks (incl. Central Banks)				*	**		See remarks above
Rating C1 – C2 Rating C3 Rating C4 Rating C5 Rating C6 Rating C7 – C8 Rating C9 Rating D0 Rating D1 Rating D2 Rating D3 Rating D4		>8,000 >6,500 >5,500 >3,000 >3,000 >1,500 >1,000 >500 >500 >250 >200 >200	8,000 6,500 5,500 3,000 3,000 1,500 1,000 500 500 250 200 200	7,200 5,600 4,800 2,500 2,000 1,000 750 250 200 150 100 50	500 250 250 100 100 25 0 0 0 0 0 0	500 250 250 100 100 0 0 0 0 0 0 0

3.4.3.3. Principal Finance Rating C1 – C2 Rating C3 Rating C4 Rating C5 Rating C6 Rating C7 – C8 Rating C9 Rating D0 Rating D1 Rating D2 Rating D3 Rating D4	>8,000 >6,000 >5,500 >4,000 >3,000 >2,500 >2,000 >1,500 >1,000 >750 >750 >750	8,000 6,000 5,500 4,000 3,000 2,500 2,000 1,500 1,000 750 750 750	7,200 5,600 4,800 3,200 2,400 1,600 1,200 640 480 320 240 160	Temporary exposures in PFCA applies to all exposures with an expected final hold period below 180 days (up to 10% of the PFCA temporary asset portfolio may be in the 180-270 day time bucket). Amounts apply to both individual as well as pooled assets.

Authorities subject to Principal Finance Credit Risk Policy and to market risk approval.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.4. Settlement Risk Tolerances

3.4.4.1. Corporates, brokers, investment banks, funds, insurance companies, public finance and structured transactions
Rating C1 – C4 Rating C5 – C6 Rating C7 Rating C8 Rating C9 Rating D0 – D2 One-off approval*		>3,000 >2,000 >1,000 >500 >300 >200 na	3,000 2,000 1,000 500 300 200 unlimited	1,500 1,000 500 250 150 50 unlimited	750 500 100 50 25 0 unlimited	750 500 100 50 25 0 unlimited	* One-off authority is only applicable for individual intra-day and overnight excesses. If excesses occur for a counter-party on a regular basis the respective limit adjustment has to be submitted in accordance with the regular credit authority.

3.4.4.2. Regulated Savings and Commercial Banks (incl. Central Banks)
Rating C1 – C4 Rating C5 – C6 Rating C7 Rating C8 Rating C9 Rating D0 – D2 One-off approval*		>5,000 >3,000 >1,000 >500 >300 >200 na	5,000 3,000 1,000 500 300 200 unlimited	4,000 2,500 750 250 150 100 unlimited	1,000 750 200 50 0 0 unlimited	1,000 750 200 50 0 0 unlimited	* one-off authority for Regulated Banks, Brokers and Licensed Deposit Takers is extended beyond Settlement Risk in line with separate instructions.

		Chairman's		CEO UBS	CEO UBS	CEO UBS
All amounts in CHF millions	BoD	Office[2]	GEB[3]	Warburg	PaineWebber	Switzerland	Remarks

3.4.5. Impaired Assets (Recovery portfolio)							The PGEB and the Chairman’s Office must be informed about important new recovery positions, including all which have substantial publicity risk

3.4.5.1. Valuation / provisioning * – Cumulative loan loss provision – Cumulative provision for OREO (Other Real Estate Owned = Foreclosed properties)		>50 >50	50 50	30 30	30 30	30 30	* The Business Group CCOs have the authority to approve incremental provisions of up to CHF 2 mio. (in aggregate per counterparty group), irrespective of the overall provision level.

3.4.5.2. New facilities (exposure increase) – Additional and / or new loans – Loan purchase		>50 >50	50 50	30 30	30 30	30 30

3.4.5.3. Exposure extensions – Credit renewals – Stand-still agreements			>3 years >3 years	3 years 3 years	3 years 3 years	3 years 3 years

3.4.5.4. Investments Improvements in OREO		>30	30	20	20	20

3.4.5.5. Within approved and established financial provisions / allowances – Equity participation from restructuring – Debt forgiveness** – Write-offs***	>50 >50 >75 Info	50 50 >30	30 30 30	20 20 30	20 20 30	** Includes possibility to swap from senior to subordinated and/or from secured to unsecured debt

*** Write-off authority only applies within existing Loan Loss Provisions.
Write-Offs above CHF 30 mio must be notified to the GCCO and beyond.
3.4.5.6. Consent for rating downgrades to D2 and below (migration within classified portfolio, i.e. D2-D4 does not have to be reported)		>75 Info only	>40 authority	40	40	40

		Chairman's		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

3.4.6. Country ceilings (nominal exposures)				[GCCO]
S0 – S2 S3 – S4 S5 – S7 S8 – S14 Definition of countries with no limits (below S2)		No limits >3,000 >2,000 >1,000 A	No limits 3,000 2,000 1,000 P	No limits 1,000 750 500		Can not be delegated

3.5. Funding and Liquidity Risk

3.5.1. Liquidity and funding risk limits and controlling process			A	P

3.6. Consequential Risk Management and Control						Definition according to the guidelines to the risk management and control principles

3.6.1. Risk Controlling Process				X

3.6.2. Transaction processing risk				X

3.6.3. Legal, liability and compliance risk				X

3.6.4. Corporate Security				X

3.6.5. Environmental risk				X

		Chairman's		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

3.6.6. Insurance coverage				X

3.6.7. Tax Risk Management and Control

– Corporate tax policy			A	P

– Transaction review				A	P	Transaction pre-approval for new businesses and products

3.6.8. Annual turnover limits for banknote trading with non-banks					UBS Warburg >50	Guidelines of Swiss Federal Banking Commission

4.  Participations / Investments

				Corporate	Business	Business
All amounts in CHF millions	BoD	Chairman's Office	GEB	Center	Groups	Areas	Remarks

4.1. Equity participations /financial investments

4.1.1. Policy for equity participations / financial investments	I		A	P

4.1.2. Purchase, sale, increase, decrease of equity participations /financial investments as well as use of subscription rights		>500	500	50	10*		*only for real estate companies for bank purposes after project approval through Corporate Center (CRE)

4.2. Private Equity[5]

4.2.1. Overall limit	A		P

4.2.2. Taking positions					CEO UBSW	CEO UBS Capital

4.2.2.1. Underwriting		>500	500		400	300

4.2.2.2. Final hold position		>400	400		250	150*	*Information of GEB required in cases which are likely to provoke publicity

4.2.3. Sales			I		I: UBSW	X

4.2.4. Write-offs (specific to individual investments)		>50	50		25	20

[5]	In urgent cases, where GEB approval is required, the CEO of UBS Capital together with the PGEB and the CEO of UBS Warburg may act on behalf of the GEB. The GEB is to be informed at its next meeting.

		Chairman’s		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

4.3. Real estate						Approval of real estate transactions and invest-ments will be on two levels: - annual budget (operational budget and investment budget) - individual release of transaction/project included in budget

4.3.1. Annual real estate budget	A		P

4.3.2. Bank properties, investment properties and properties for sale					*	* Corporate Center delegates specific authorities to Business Groups with respect to their function as Service Provider

4.3.2.1. Projects included in budget

4.3.2.1.1. Owned premises a) Base building (owner related)
– Purchase, sale, construction of new and alterations to existing buildings			>50	50	*	** of total approved annual investment budget on Group level
– Divergence to project release		>20	20%**	10%**	*
b) Tenant fit-out
– Construction of new and alterations to existing fit-out			>50	50	10
– Divergence to project release		>20%**	20%**	10%**	CEO: 10%***	*** of approved annual Business Group real estate budget
c) Valuation / provisioning		>100	100	50
4.3.2.1.2. Leased premises
a) Liabilities arising
– New leases including relocations, liabilities arising from building rights contracts
– Renewal of existing leases (increase of annual rental/total commitment over contract period)
b) Tenant fit-out
see 4.3.2.1.			>200**** >15 p.a	200**** 15 p.a. X	* *	**** max. liability arising from individual transaction over contract period

		Chairman’s		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

4.3.2.2. Projects not included in budget						° Tenant fit-out only Corporate Center to be informed
Financial release (adding to the Group budget) °°		>20%**	20%**	10%**	10%°	°° Each project has to be released with the same approval as for projects included in the budget.

4.3.3. Investments in, purchase of, merger with or disposal of Real estate companies for bank purposes			>50	50	*	Legal structure Committee
						to sign-off

4.4. IT hardware and software

4.4.1. Annual investment budget	A		P

4.4.2. Purchase and sale of IT and telecommunications equipment and software not included in the budget		>10%	10%	5%	CEO: 5%	Reporting required to the Head of the IT Committee

4.4.3. Liabilities relating to external IT and telecommunications assignments not included in the budget		>10%	10%	5%	CEO: 5%	Reporting required to the Head of the IT Committee

		Chairman’s		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

4.5. Equipment and material

4.5.1. Annual budget for the purchase and sale of other equipment, fittings andmovables	A		P

4.5.2. Purchase and sale of other equipment, fittings and movables not included in the budget		>10%	10%	5%	5%	Percentage of approved budget

5.  Group Companies (GCs)

(GCs are consolidated companies which are either wholly or majority, directly or indirectly owned or otherwise controlled by UBS AG)

		Chairman's		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

5.1. Strategy and Governance for GCs

5.1.1. Purchase, increase, decrease and sale of majority shareholdings in financial services firms; purchase and sale of businesses	>500	500	250	25

5.1.2. Formation of operative or non-operative GCs with equity of		>500	500	100

5.1.3. Establishment and closure of – branches and representative offices • of the parent company outside Switzerland • of GCs – branches in Switzerland			A	P A	P P X: PCC

5.1.4. Change of external auditors for – GCs in Switzerland – branches and GCs outside Switzerland	A: Audit Committee A: Audit Committee		P P

5.1.5. Election of Boards and appointment of management of GCs				A	A	Details are governed by the Group directive “Management and supervision of UBS Group Companies”

5.1.6. Allocation of market and credit risk limits				X

		Chairman's		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

5.2. Funding and financial management of GCs

5.2.1. Capital increase, individual or cumulative p.a. per company		>500	500	100

5.2.2. Capital reduction and redemption, merger or liquidation of operative or non-operative GCs		>500	500	100

5.2.3. Equity-like lendings to GCs		>500	500	100

5.2.4. Credit limits for internal engagements			>2,500	2,500

5.2.5. Parental support on behalf of GCs			>2,500	2,500

5.2.6. Approval of annual financial statements including distribution of profit				X

		Chairman's		Corporate	Business
All amounts in CHF millions	BoD	Office	GEB	Center	Groups	Remarks

5.3. Special purpose entities (SPEs)

5.3.1. Setting rules governing the use of SPEs	I		A	P

5.3.2. Functional management and monitoring of SPEs				X	X

5.3.3. Formation, purchase, sale, liquidation or merger of non-consolidating SPEs					X	Legal Structure Committee sign-off required.

UBS AG

Marcel Ospel Chairman of the Board of Directors	Alberto Togni Vice Chairman of the Board of Directors